Exhibit 99.2

CALENDAR OF CORPORATE EVENTS

Company Name	Perdigão S.A.
Head Office Address	Av. Escola Politécnica, 760 — 2nd floor - Jaguaré — 05350-901 - São Paulo — SP - Brazil
Website	www.perdigao.com.br
Investor Relations Director	Name: Wang Wei Chang
E-mail: acoes@perdigao.com.br
Telephone(s): (5511) 3718-5301 / 5306 / 5465
Fax: (5511) 3718-5297
Investor Relation Manager	Name: Edina Biava
E-mail: acoes@perdigao.com.br
Telephone(s): (5511) 3718-5301 / 5306 / 5465
Fax: (5511) 3718-5297
Newspapers (and place) in which the company releases its corporate actions	Valor Econômico — São Paulo Diário Oficial do Estado — São Paulo

Annual Financial Statements and Consolidated Financial Statements, related to the period ended on December 31, 2005.
EVENT	DATE
Release to Shareholders	Feb 02, 2006
Publication in the newspaper	Feb 03, 2006
Sending to BOVESPA	Feb 02, 2006

Standardized Financial Statements — DFP, related to the period ended on December 31, 2005.
EVENT	DATE
Sending to BOVESPA	Feb 02, 2006

Payment of dividends/interest on company capital related to the period ended on December 31, 2005.
			Value in R$/share
Payment	Event-Date	Amount (R$)	ON	PN	Payment
Interest on shareholders equity	RCA — Jun 20, 2005	46,500,000.00	1.04473514	1.04473514	Aug 31, 2005
Interest on shareholders equity	RCA — Dec 19, 2005	48,300,000.00	1.08517650	1.08517650	Feb 24, 2006
Dividends	RCA — Jan 26, 2006	13,489,200.00	0.30306758	0.30306758	Feb 24, 2006

Annual Information — IAN, related to the period ended on December 31, 2005
EVENT	DATE
Sending to BOVESPA	Apr 06, 2006

Quaterly Information — ITR
EVENT	DATE
Sending to BOVESPA
Related to 1st quarter	May 12, 2006
Related to 2nd quarter	Aug 14, 2006
Related to 3rd quarter	Nov 13, 2006

Ordinary General Meeting
EVENT	DATE
Publication of Call for Meeting	Feb 20, 2006
Sending of Call for Meeting to BOVESPA, followed by proposal, when available	Feb 17, 2006
Date of Ordinary General Meeting	Mar 08, 2006
Sending of the main decisions of the Ordinary General Meeting to BOVESPA	Mar 08, 2006
Sending of the minutes of Ordinary General Meeting to BOVESPA	Mar 08, 2006

Extraordinary General Meeting Scheduled
EVENT	DATE
Publication of Call for Meeting	Feb 20, 2006
Sending of Call for Meeting to BOVESPA, followed by management proposal, when available	Feb 17, 2006
Date of Extraordinary Meeting	Mar 08, 2006
Sending of the main decisions of the Extraordinary General Meeting to BOVESPA	Mar 08, 2006
Sending of the minutes of Extraordinary General Meeting to BOVESPA	Mar 08, 2006

Analyst Meeting
EVENT	DATE
Date of Analyst Meeting, open to other interested parties	SP — Apr 12, 2006
Date of Analyst Meeting	SP — Dec 19, 2006

Conference Call
EVENT	DATE
Conference Call 2005 Results — 11:00 a.m. — to register, please call (5511) 4613-0501 (15 minutes before).	Feb 06, 2006
Conference Call 1st quarter 2006 Results — 11:00 a.m. — to register, please call (5511) 4613-0501 (15 minutes before).	May 16, 2006
Conference Call 2nd quarter 2006 Results — 16:00 a.m. — to register, please call (5511) 2101-4848 (15 minutes before).	Aug 15, 2006
Conference Call 3rd quarter 2006 Results — 11:00 a.m. — to register, please call (5511) 4688-6301 (15 minutes before).	Nov 14, 2006

Board Meetings already scheduled
EVENT	DATE
Date of Board Meeting (approvement of price per share of the public offering)	Oct 26, 2006
Sending of main deliberations of Board Meeting to BOVESPA	Oct 26, 2006
Sending of minutes of Board Meeting to BOVESPA	Oct 26, 2006